Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-272680
September 27, 2024

Creative concept

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Title animates in.	VO: We’ve all heard about Bitcoin. Coin rolls in.	Coin rolls in.	Coin spins.

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VO: But what exactly is Bitcoin? Coin spins and shows the question mark on the flip side. Question marks pop up in background.	Page turns to the next frame.	VO: Let’s start... Timeline rolls from left to right. Number counts up. Book pages flip	VO: ... at the beginning… Timeline rolls from left to right. Number counts up. Book pages flip

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Timeline rolls from left to right. Number counts up. Book pages flip	VO: .…. around 100,000 years ago. Timeline stops. Number counting stops at 100,000 years. Book pages stop flipping.	Transition to next section.	Title animates in.

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VO: Throughout history... Feather pen animates in.	Feather pen draws a line.	Line splits to open up screen in half.	VO: ... we’ve used all kinds of objects... Zoomed in abacus gets revealed, bids moving from left to right.

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Bids move from left to right, changing colour to white.	VO: ...to help make transactions ... Zoom out to show the whole abacus.	VO: .... and store value .... Bids/shapes drop into jar.	Wave animates in from top.

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VO: ...from seashells Waves bring seashells in.	Seashells land at bottom.	VO: ...to shiny metals Gold bars drop in from top. Seashells drop off. Sparkles twinkle.	Gold bars land. Sparkles twinkle.

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Gold bars fall off.	VO: ...paper notes. Paper notes fly out from middle.	VO: That’s because ... Stones drop in from top.	VO: the value isn’t just in the object itself. Hand brings the last stone and stacks it on top.

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Stones stacked on top of each other.	VO: it’s in how much we agree... Zoom in to the top of the stones. Price sticker animates in. Price number counts up.	VO: ...the object represents. Number counting stops.	VO: So, the object can be many things... Flicker a number of different objects at speed.

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Flicker a number of different objects at speed.	Flicker a number of different objects at speed.	Flicker a number of different objects at speed.	Flicker a number of different objects at speed.

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VO: even, as it turns out, Hand grabs and swipes a credit card across the screen.	Credit card swipes to open the screen. Digital codes start animating in.	VO: a string of digital code. Digital codes swings and bounces.	Digital codes disappear letter by letter.

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Title animates in.	VO: The internet... ‘WWW’ types in.	VO: ... changed everything. ‘WWW’ types in.	‘WWW’ types in.

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VO: It connected the world, Mouse appears and clicks on the first ‘W’.	VO: changing how we communicate, Speech bubble icon reveals. Mouse clicks on the second ‘W’.	VO: work, Email icon reveals. Mouse clicks on the last ‘W’.	VO: shop, Shopping basket icon reveals.

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VO: and... 3 icons come together in middle.	VO: manage finances. Pie chart icon appears.	VO: It also opened the door.. Door icon appears. Mouse clicks on the door icon.	VO: ...for a new kind of currency and asset. Zooms into the door and shows enter key.

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VO: Enter bitcoin. Mouse clicks the enter key.	VO: A digital currency Glitches appear and reveal Bitcoin.		Bitcoin goes into internet browser. Mouse scrolls down the browser screen.

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	VO: not governed by... Mouse scrolls down the browser screen to show bank/government.	VO: ...banks or governments, Keeps scrolling down.	VO: but by its... Keeps scrolling down to show globe.

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VO: ... global community of users. Globe spins. Click on globe.	VO: And that provided ... ‘New’ sticker animates in on top of globe.	VO: ... new potential benefits. ‘Benefit’ reveals. Internet browser grows off the screen as grey circle fills up screen. Sticker keeps growing.	Sticker stops growing.

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Title animates in.	VO: Bitcoin exchanges happen person-to-person, Paper people unfold.	Paper people fold up to disappear.	VO: ... anywhere in the world, World map unfolds.

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Location pins drop in.	World map folds up to disappear.	VO: in near real time and... Digital clock ticking.	VO: ...for near zero transaction cost. Number counting down to near zero.

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Transition: green circle shrinks	VO: Saving money, Hard cut: green circle changes to coin.	VO: time... Hard cut: shows hourglass, sand falls down.	VO: ... and opening financial opportunity Hard cut: shows bank

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			Source: There is no guarantee that the current 21 million supply cap for outstanding bitcoin, which is estimated to be reached by approximately the year 2140, will not be changed.
VO: ... to those without Blind comes down.	VO: ...access to a banking system. Blind’s fully closed.	Title animates in.	VO: Bitcoin has a fixed supply of 21 million bitcoins. Number counts up. Bitcoins appear one by one at speed.

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VO: This hardcoded rule.. Number disappears. Bitcoins fill up the screen.	VO: controls supply, Screen edges push bitcoins into middle.	VO: purchasing power Price tag swings and pushes the bitcoin box away.	Price tag dangles in middle.

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VO: and helps avoid the potential misuse ... Click on print button.	VO: ... of printing more and more currency Paper notes fall down and get stacked.	VO: which can contribute.. Coffee cup animates in.	VO: ...towards inflation. Large coffee cup changes to a small cup.

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Balloon flies up. Next frame pushes in from bottom.	Title animates in.	VO: All transactions take place... Bitcoin goes into a slot.	VO: ... on a digital ledger called the blockchain. Bitcoin goes into a new block. *Lines draw in on block. *Lines represent Bitcoin’s hashes

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VO: It’s a digital platform to move value, The new block’s added to the end of exsisting blocks	Show the blocks chained together	VO: where everyone can see... Magnifying glass zooms into the last block.	VO: ...every transaction. Close up to see bitcoins moving in a line.

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Magnifying glass animates off to bottom	Title animates in.	VO: Bitcoin is no longer seen as Bulb blinks	VO: ... the radical idea... Switch string gets pulled, bulb light goes off.

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Source: Crypto.com, Crypto Market Sizing Report, Jan 2024. Crypto users measured by analyzing on-chain data from bitcoin, ethereum, and other blockchains and assuming all on-chain users own some bitcoin, the predominant cryptoasset.

Source: Crypto.com, Crypto Market Sizing Report, Jan 2024. Crypto users measured by analyzing on-chain data from bitcoin, ethereum, and other blockchains and assuming all on-chain users own some bitcoin, the predominant cryptoasset.

VO: ... it was 15 years ago. Bulb’s off.	Bulb moves up, number button moves in.	VO: Over 500 million people around the world now use cryptocurrency, Number counts up	VO: with over 50% holding or investing in bitcoin. Crypto symbol changes to Bitcoin symbol, number changes and keep counting.

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Source: Crypto.com, Crypto Market Sizing Report, Jan 2024. Crypto users measured by analyzing on-chain data from bitcoin, ethereum, and other blockchains and assuming all on-chain users own some bitcoin, the predominant cryptoasset.

VO: Making it the most popular cryptocurrency by far. Number keeps counting up, likes icons (heart) pop up.	VO: Some use bitcoin to transfer value .. Passport animates in.	VO: ... across borders Passport opens up, Bitcoin stamp animates in.	VO: ... and ... Bitcoin rolls out of passport.

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Bitcoin rolls into phone.	Bitcoin rolls in and changes to shopping basket icon.	VO: ... for purchases. Click on shopping basket icon.	VO: Some see bitcoin as an investment, Bitcoins drop into piggy bank.

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Screen moves up to show the tap dropping coins.	VO: given its limited supply... Tap turns off and stops dropping coins. The last coin falls off.	VO: ...and uniqueness relative to other financial assets. Coin drops in and gets a spotlight. Then screen moves down.	VO: And for those in certain countries its value goes far deeper, Screen keeps moving down and chest’s found at bottom.

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VO: potentially offering greater ... Bitcoin flies out from treasure box.	VO: ... financial autonomy... Bitcoin flies off screen	VO: ...by serving as an alternative... Bitcoin flies into paper note.	VO: ...to local currencies. Bitcoin becomes paper note.

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Title animates in.	VO: Bitcoin is... Earth slowly spins.	VO: ...an emerging global monetary alternative. Earth moves down and bitcoin rises up behind the Earth like the moon.	VO: Time will... Clock ticks.

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Both hands meet together at 3.	VO: ...tell how far adoption will go. Zooms in, line extends to right.	Line keeps growing and going across screen.	Line stops in middle.

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Line disappears in middle.	VO: But next time you see Camera view finder moves in from right and reveals seashell.	VO: ... a seashell ... Camera view finder lands on screen.	VO: ... or shiny metal, Seashell moves out as gold bars move in.

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Gold bars lands in middle.	VO: ... think about ... View finder moves out and timeline and old coin move in.	VO: ... how humans’ idea of “money”... Timeline rolls from right to left, number counting down.	VO: ... has evolved.... Timeline rolls from right to left, number counting down, old coin moving out to left, modern coins moving in from right.

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VO: ... throughout history. Timeline rolls from right to left, number counting down, coins moving out to left, paper note moving in from right.	Timeline rolls from right to left, number counting down, paper note moving out to left, credit card moving in from right.	Timeline stops. Number changing to ‘today’ credit card moving out to left, bitcoin moving in from right, page turning back.	Page turns back and reveals CTA copy.

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The iShares Bitcoin Trust ETF (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iShares.com or EDGAR on the SEC website at www.sec.gov. Alternatively, the Trust will arrange to send you the prospectus if you request it by calling toll-free 1-800-474-2737.

The iShares Bitcoin Trust ETF is not an investment company registered under the Investment Company Act of 1940, and therefore is not subject to the same regulatory requirements as mutual funds or ETFs registered under the Investment Company Act of 1940. The Trust is not a commodity pool for purposes of the Commodity Exchange Act. Before making an investment decision, you should carefully consider the risk factors and other information included in the prospectus.

Investing involves a high degree of risk, including possible loss of principal. An investment in the Trust is not suitable for all investors, may be deemed speculative and is not intended as a complete investment program. An investment in Shares should be considered only by persons who can bear the risk of total loss associated with an investment in the Trust.

This material is provided for educational purposes only and is not intended to constitute investment advice or an investment recommendation within the meaning of federal, state or local law. You are solely responsible for evaluating and acting upon the education and information contained in this material. BlackRock will not be liable for direct or incidental loss resulting from applying any of the information obtained from these materials or from any other source mentioned. BlackRock does not render any legal, tax or accounting advice and the education and information contained in this material should not be construed as such. Please consult with a qualified professional for these types of advice.

Investing in digital assets involves significant risks due to their extreme price volatility and the potential for loss, theft, or compromise of private keys. The value of the shares is closely tied to acceptance, industry developments, and governance changes, making them susceptible to market sentiment. Digital assets represent a new and rapidly evolving industry, and the value of the Shares depends on their acceptance. Changes in the governance of a digital asset network may not receive sufficient support from users and miners, which may negatively affect that digital asset network's ability to grow and respond to challenges Investing in the Trust comes with risks that could impact the Trust's share value, including large-scale sales by major investors, security threats like breaches and hacking, negative sentiment among speculators, and competition from central bank digital currencies and financial initiatives using blockchain technology. A disruption of the internet or a digital asset network would affect the ability to transfer digital assets and, consequently, would impact their value. There can be no assurance that security procedures designed to protect the Trust's assets will actually work as designed or prove to be successful in safeguarding the Trust's assets against all possible sources of theft, loss or damage.

The Trust may incur certain extraordinary, non-recurring expenses that are not assumed by the Sponsor.

Shares of the Trust are not deposits or other obligations of or guaranteed by BlackRock, Inc., and its affiliates, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. The sponsor of the trust is iShares Delaware Trust Sponsor LLC (the “Sponsor”). BlackRock Investments, LLC ("BRIL"), assists in the promotion of the Trust. The Sponsor and BRIL are affiliates of BlackRock, Inc. The Sponsor is not responsible for losses incurred due to loss, theft, destruction, or compromise of the trust's bitcoin.

Transactions in shares of ETPs may result in brokerage commissions and will generate tax consequences.

©2024 BlackRock, Inc. or its affiliates. All rights reserved. iSHARES and BLACKROCK are trademarks of BlackRock, Inc., or its affiliates. All other trademarks are the property of their respective owners.

CTA on screen.	Disclaimer

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